MORELLA & ASSOCIATES
ATTORNEYS AT LAW
A PROFESSIONAL CORPORATION

Warren J. Archer
Licensed to practice in PA
wjarcher@morellalaw.com
(412) 369-9696 x127

August 26, 2014

VIA UPS OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technology, Filer Support
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Larry Spirgel

Re: Strategic Global Investment, Inc.
Amendment No. 2 to Offering Statement on Form 1-A
Filed June 30, 2014
File No. 024-10377

Dear Mr. Spirgel:

This letter is being furnished on behalf of Strategic Global Investments, Inc. (the "***Company***") in response to comments received from the staff of the Division of Corporation Finance (the "***Staff***") of the U.S. Securities and Exchange Commission (the "***Commission***") by letter dated July 9, 2014 to Mr. Andrew Fellner, Chief Executive Officer of the Company, with respect to the Amendment No. 2 to the Company's Offering Statement on Form 1-A (File No. 024-10377) (the "Amendment No. 2"), which was filed with the Commission on June 30, 2014.

The text of the Staff's comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff's letter. For your convenience, we have also set forth the Company's response to each of the numbered comments immediately below each comment.

In addition, on behalf of the Company, we are also filing today Amendment No. 3 to the Offering Statement (the "Amendment No. 3") which has been revised to reflect the Company's responses to the comments from the Staff and to add the second quarter financial statements for the Company. All page numbers in the responses below refer to the Amendment 3, except as otherwise noted. The filing package consists of eight copies of Amendment No. 3, four of which have been marked to show changes from the Offering Statement. One of the unmarked copies has been manually executed.

Item 5. Unregistered Securities Issued or Sold Within One Year, page 3.

1. We note your response to comment 1 in our prior letter dated June 3, 2014. However there continue to be discrepancies in your disclosure regarding prior sales. For example, you state on page F-31 that the note receivable of $80,000 from June 17, 2013 was rescinded on December 31, 2013, while your disclosure under Item 5 indicates that the receivable continues to constitute a valid sale. Please revise your disclosure under Item 5 to show only valid sales that have not been rescinded.

Response: Item 5 has been revised to show only valid sales of stock that have not been rescinded. See Item 5 on page 3 of Amendment No. 3.

2. It appears from your Exhibit A, with respect to sales in 2013, that notes received as consideration for shares may have been cancelled but that the sales themselves were not rescinded. For example, lines 3 to 5 show sales of 18 million shares with nothing received as consideration. Please confirm that in all cases where notes were cancelled, purchasers returned to the company the corresponding number of shares purchased.

Response: The Company confirms that in all cases where notes which were taken in payment for shares of stock and the sales were subsequently rescinded, the purchasers returned to the Company the corresponding numbers of shares purchased. In further explanation, the Company states that in the case of the notes issued by JDI and DGI in 2013, the Company settled disputes over the payments of those notes by accepting payments from the makers of the notes equal to twice the then market value of the shares which had been purchased. In the case of JDI, the Company determined that the note was uncollectable because of the financial condition of the maker. In the case of DGI, a dispute arose over the terms of the purchase and note, which the Company determined was best resolved by negotiations between the parties.

3. We also note that there are numerous differences between the Issuance History on page 2 of the Supplemental Information posted on OTCMarkets.com on May 15, 2014 and your disclosure here. Please tell us the reason for the discrepancies.

Response: The Company is amending the Supplemental Information posted on the OTCMarkets.com on May 15, 2014 to eliminate the discrepancies shortly after the filing of Amendment No. 3.

4. Additionally, we note your statement on page 5, Item 6, where you state that you "sold the full amount of securities cover by [your] filing on Form 1-A which was qualified by the Commission on January 17, 2014." That Form 1-A was for a maximum offering of $3,000,000. Disclosures on pages 3 and 4 of your current Form 1-A indicate that in 2014 you sold 24,313,090,000 shares for total proceeds of $2,356,309. Please advise us why there is a discrepancy between the two figures representing proceeds raised by the company in 2014.

Response: Item 6 has been revised to show that the Company is continuing to sell the remainder of the $3,000,000 authorized under the existing Form 1-A offering, but that it will cease selling shares under that offering upon the qualification of the current Form 1-A.

Offering Circular Cover Page

5. We note the reoccurring description of your Company's business as "a development state corporation engaged in proving our customers with various opportunities to use the Internet to provide on demand information or advertising to targeted audiences." However, with the acquisition of Bearpot, Inc., it appears that the Company's operations have expanded beyond the Internet. Please revise your business description here and elsewhere to discuss the full range of your intended operations.

Response: The Company respectfully disagrees that its operations have expanded beyond its Internet related businesses, specifically with respect to its acquisition of Bearpot, Inc. From the filing of the Form 1-A to the present, as the Company learned more and more about the marijuana business in Colorado, it has become more and more sure that it has no interest in being involved in that business in any significant way. It has tried to accurately reflect the evolution of its thinking in each Amendment. In response to the Staff's Comment, it has again revised that language to reflect its negative attitude toward the marijuana business, other than a possible sale, if circumstance provide a profitable opportunity to do so, of medical marijuana to the limited number of people permitted by the state of Colorado in order to get some return from its investment while it tries to determine how best to deal with the Bearpot, Inc. subsidiary. See "Medical Marijuana Growing" on page F-27 of the offering circular in Amendment No. 3.

Risk Factors, page 17
In the past we have rescinded stock sales, page 24

6. We note your disclosure in response to prior comment 3. Please revise the following
    details:
    - Your Regulation A filing were qualified, not declared effective
    - The first to offerings were not at the same price. The price was dropped by 75% in
      the second offering.
    - The third offering circular was qualified in January 2014.
    - The cash portion of sales in 2013 were not rescinded, only where notes were
      received in lieu of cash.
    - The rescissions of sales did not result in additional dilution.

Response: The Company has revised the Risk Factor to state that the prior Forms 1-A were
qualified. The Company respectfully notes that the Risk Factor states that the 3 Forms 1-A filed
prior to this one, each had a proposed offering price lower than the previous one. The Company
does not understand the Comment's reference to the second offering. The Company also
respectfully states that some cash sales, as well as some of the sales made partly or wholly in
consideration for notes, have been rescinded. Note of those notes remains outstanding. The
Company believes the revised financial statements eliminate any confusion on this point. The
Company has deleted the reference to dilution from this Risk Factor. See page F-19 of the
offering circular in Amendment No. 3.

Medical Marijuana Growing, page 32

7. In your response to comment 4 in our prior letter, you state that you are not permitted
    under current regulations to sell marijuana to more than 5 to 6 people. Please clarify the
    nature of the regulations to which you refer and what timeframe this restriction is based
    upon, days, weeks, months, etc. Revise to discuss all material regulations, including
    federal law. For example, disclose whether there are greater restrictions on the sale of
    recreational marijuana than on medical marijuana. Also, state specifically what type of
    license, if any, is required for sellers, and whether you possess the required license or
    licenses. Revise to clarify your statement that you expect the State of Colorado to revise
    its regulations on the sale of marijuana in July. State which regulations you refer to, and
    update your discussion as appropriate.

Response: In response to this Comment, the Company notes that it has again revised its
disclosure under this caption to make it clearer that it has no intention of becoming involved in
the sale of recreational marijuana and that any sales of medical marijuana will be made only if
they can be made profitably so as to provide some return on the Bearpot, Inc. investment while

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 26, 2014
Page 5

the Company determines what to do with the subsidiary. The Company further notes that the July revisions to the marijuana sale regulations by Colorado are now to be followed by further revisions in October. Obviously, the Company can't describe regulations that don't exist, but more to the point, there is no benefit to investors to summarize regulations that relate to a business the Company does not intend to become involved in. See page F-27 of the Offering Circular in Amendment No. 3.

Financial Statements for the Periods Ended March 31, 2014 and 2013, page 46

Note 4 – Stockholder's Equity, page F-30

8. We note your disclosure on page F-11 that you have received approximately $2.1 million in cash from the sale of stock in 2014, after expenses. We also note that under Item 5. Unregistered Securities Issued and Sold within One Year, it appears you have sold approximately $2.4 million in stock in 2014. Please explain why there appears to be a discrepancy of approximately $300,000, especially in light of your own expense estimate for the current offering is only about $5,000.

Response: Note 4 to the financial statements for the period ended June 30, 2014 and Item 5 are now identical. The Company respectfully points out that the Company's estimate of expenses for this offering is $10,000, but that the currently qualified offering circular states that the estimated expenses of that offering were $15,000.

Financial Statements for the Years Ended December 31, 2013 and 2012, page F-15

Statement of Operations for Years Ending December 31, 2013 and 2012, page F-19

9. We note your response to comment no. 10. In the notes to the financial statements, please provide a quantified disclosure of the number of shares and the amount expenses as a result of the issuance of shares to Mr. Fellner, leading to the material increase in Selling, General and Administrative expenses for the year ended December 31, 2013.

Response: The Company has made the requested revisions. See Note 11 to the Company's financial statements for the years ending December 31, 2013 and 2012, page F-41 of Amendment No. 3.

Statement of Cash Flows for the Years Ending December 31, 2013 and 2012, page F-21

10. We note you receive cash proceeds of $613,632 from the issuance of stock for the year ended December 31, 2013. Please explain to us and reconcile the apparent discrepancy between the cash proceeds received as shown on the Statement of Cash Flows and your Stockholder's Equity footnote disclosures on pages F-31 and F-32, which indicate cash proceeds of about $95,000.

Response: As restated, the Statement of Cash Flows for the Years Ending December 31, 2013 and 2012 now shows cash proceeds from the issuance of stock as $154,228, while the Statement of Stockholders Equity now shows same cash proceeds of $154,228. See restated Statement of Cash Flows for the Years Ending December 31, 2013 and 2012 on page F-26 of the financial pages of Amendment No. 3.

Note 4 – Stockholder's Equity, page F-8

11. We note your response to comment no. 12. We also note that on November 22, 2013 you issued shares to Beaufort Ventures in exchange for cash and services rendered. Please explain why this issuance is not listed under Item 5. Unregistered Securities Issued and Sold within One Year. Also explain why you disclose that a note had been rescinded as December 31, 2013 when a note doesn't appear to have been issued.

Response: The Company has made the requested revision to Item 5. See page 3 of Amendment No. 3. Also see restated financial statements for the years ending December 31, 2013 and 2012, which are now consistent with Item 5. The reference to the rescission of a note which had not been issued was an inadvertent misstatement.

12. Please explain whether or not the $60,000 note issued to Whitehead Financial Group on March 18, 2013 has been rescinded. If it has been rescinded, please correct your disclosure, and if not, please explain why it does not appear on the Balance Sheet.

Response: The note issued to the Company by Whitehead Financial Group has been rescinded. Note 4 has been revised to reflect that. See Note 4 to the restated financial statements for years ending December 31, 2013 and 2012 in Amendment No. 3 page F-35.

13. Please tell us the exact date each of the notes disclosed as rescinded were rescinded and the manner the rescission was executed, for example, whether there was an exchange of correspondence.

Response: Only sales of shares involving notes issued by Whitehead Financial Group (2) and David Greenberg were rescinded. All of the stock sale rescissions were made as a result of oral discussions between the Company parties. These occurred over time and in the course of other financial discussions about the Company, so that the management of the Company is unable to specify a date on which the rescission was agreed to. There were no documents involved in the rescission agreements.

If you have any questions concerning the above, please call the undersigned.

Very truly yours,



Warren J. Archer

WJA/tms
Enclosures
cc: Mr. Gregory Dundas
    Mr. Robert Littlepage
    Mr. Joseph Cascarano
    Mr. Andrew Fellner